Exhibit 4.7

BAZAARVOICE, INC.

6500 River Place Blvd.

Bldg. 1, Suite 350

Austin, TX 78730

September 6, 2007

Battery Ventures VIII, L.P.

Reservoir Woods

930 Winter Street,

Suite 2500

Waltham, MA 02451

Re:	Management Rights

Gentlemen:

This letter will confirm our agreement that pursuant to and effective as of your purchase of shares of Series C Preferred Stock of Bazaarvoice, Inc., a Delaware corporation (the “Company”), Battery Ventures VIII, L.P. (“Investor”) shall be entitled to the following contractual management rights, in addition to any rights to non-public financial information, inspection rights, and other rights specifically provided to all investors in the current financing:

1. Investor shall be entitled to consult with and advise management of the Company on significant business issues, including management’s proposed annual operating plans, and management will meet with you regularly during each year at the Company’s facilities at mutually agreeable times for such consultation and advice and to review progress in achieving said plans.

2. Investor may examine the books and records of the Company and inspect its facilities and may request information at reasonable times and intervals concerning the general status of the Company’s financial condition and operations, provided that access to highly confidential proprietary information and facilities need not be provided.

3. If Investor is not represented on the Company’s Board of Directors, the Company shall give a representative of Investor copies of all notices, minutes, consents and other material that the Company provides to its directors, except that the representative may be excluded from access to any material or meeting or portion thereof if the Company believes, upon advice of counsel, that such exclusion is reasonably necessary to preserve the attorney-client privilege, to protect highly confidential proprietary information, or for other similar reasons. Upon reasonable notice and at a scheduled meeting of the Board or such other time, if any, as the Board may determine in its sole discretion, such representative may address the Board of Directors with respect to Investor’s concerns regarding significant business issues facing the Company.

Investor agrees, and any representative of Investor will agree, to hold in confidence and trust and not use or disclose any confidential information provided to or learned by it in connection with its rights under this letter.

The rights described herein shall terminate and be of no further force or effect upon the earliest to occur of (i) the consummation of the sale of the Company’s securities pursuant to a registration statement filed by the Company under the Securities Act of 1933 in connection with the firm commitment underwritten offering of its securities to the general public; (ii) any transaction (including, without limitation, a merger, acquisition or reorganization of the Company) pursuant to which Investor exchanges 100% of the securities of the Company held by Investor for cash and/or securities that are, have become, or will within 12 months become freely tradable on a United States domestic, national securities exchange; (iii) distribution by Investor to its constituent partners of 100% of the securities of the Company held by Investor; or (iv) any other transaction pursuant to which Investor disposes of 100% of the securities of the Company held by Investor exclusively for cash and/or other consideration that does not include debt or equity securities or instruments. The confidentiality provisions hereof will survive any such termination.

Very truly yours,

Bazaarvoice, Inc.

By:	/s/ Brett A. Hurt
Brett A. Hurt,
President and Chief Executive Officer

AGREED AND ACCEPTED:

Battery Ventures VIII, L.P.

By:	Battery Partners VIII, L.L.C.
General Partner

By:	/s/ Neeraj Agrawal

Name:	Neeraj Agrawal

Title:	Managing Member